SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K




         (Mark One)

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000
                                   -----------------

                                         OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                 to
                                    ---------------    -----------------

                         Commission file number 1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                200 East Randolph
                             Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BP p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                            London EC2M 7BA, England

                                    SIGNATURE
                                    ---------

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        BP EMPLOYEE SAVINGS PLAN

                                        By Plan Administrator




Date: June 27, 2001                     /s/ Donald E. Packham
      -------------                     -------------------------
                                        Donald E. Packham
                                        Senior Vice President of Human Resources
                                        BP Corporation North America Inc.

                         REPORT OF INDEPENDENT AUDITORS


To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Employee Savings Plan (formerly BP Amoco Employee Savings Plan) as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




Chicago, Illinois                                             Ernst & Young LLP
June 25, 2001


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                                                                  EIN 36-1812780
                                                                    Plan No. 001

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                             (thousands of dollars)


                                                         December 31,
                                                         -----------
                                                  2000                 1999
                                              ------------         ------------

Assets

Investment in BP Amoco Master Trust
     for Employee Savings Plan                $  6,628,030         $          -
Investments at fair value                                -            5,527,149
Participant loans                                        -               94,203
Net receivable                                           -                   24
                                              ------------         ------------

Assets available for benefits                 $  6,628,030         $  5,621,376
                                              ============         ============













         The accompanying notes are an integral part of these statements.

                                                                  EIN 36-1812780
                                                                    Plan No. 001

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                             (thousands of dollars)


Additions of assets attributed to:
  Net investment loss in BP Amoco Master Trust
    for Employee Savings Plan for the period
    from April 7, 2000 to December 31, 2000                         $  (319,669)
  Net appreciation (depreciation) in fair value
    of investments:
     BP Amoco p.l.c. ADSs                                              (397,955)
     Common collective trust funds                                       29,722
  Dividends and interest                                                 31,508
  Participant contributions                                             132,781
  Rollover contributions                                                 58,452
  Company contributions                                                  89,855
  Transfer of assets from Amoco Performance
    Share Plan                                                           56,880
  Transfer of assets from BP America Capital
    Accumulation Plan                                                 2,104,229
  Transfer of assets from Maxus Energy Corp.
    sponsored savings plan                                                5,493
                                                                    -----------
     Total additions                                                  1,791,296
                                                                    -----------



Deductions of assets attributed to:

  Administrative expenses                                                  (252)
  Distributions to participants                                        (781,731)
  Transfer of assets to other BP sponsored plans                         (2,310)
  Transfer of assets to MCI Worldcom sponsored
    savings plan                                                           (349)
                                                                    -----------

     Total deductions                                                  (784,642)
                                                                    -----------


Net increase in assets during the year                                1,006,654


Assets available for benefits:
  Beginning of year                                                   5,621,376
                                                                    -----------

  End of year                                                       $ 6,628,030
                                                                    ===========

The accompanying notes are an integral part of these statements.

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN
         -----------------------

         BP Corporation North America Inc. (formerly BP Amoco Corporation) (the "Company") established the Amoco Employee Savings Plan (the "Plan") effective July 1, 1955. The Plan was amended and restated effective April 7, 2000 and its name was changed to BP Amoco Employee Savings Plan. In October 2000, the name was changed to BP Employee Savings Plan.

         The following brief description of the Plan is provided for general informational purposes only. Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 2000. Participants should refer to the Plan document for more complete information. The Company reserves the right to make any changes to or terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the trustee. The trust was amended and restated effective April 6, 2000 to form the BP Amoco Master Trust for Employees Savings Plans ("Master Trust"). Assets of the BP America Master Trust were transferred into the Master Trust on April 6, 2000. The name of the Master Trust was changed to BP Master Trust for Employee Savings Plans effective January 1, 2001.

         Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper. Prior to April 7, 2000, State Street Bank and Trust Company served as the recordkeeper. The Company is the Plan sponsor and the Senior Vice President of Human Resources is the Plan administrator.

         Generally, an employee of any participating affiliated company who is not eligible to participate in a separate defined contribution Company sponsored plan, or who is represented by a labor organization that has bargained for and agreed to the provisions of the Plan, is eligible to participate in the Plan.

         Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. Participants may elect to invest in numerous investment fund options as provided by the Plan. A specified portion of the employee contribution, up to a maximum of 7 percent, is matched by the Company in the form of cash contributions, which are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year.

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


         The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to (in thousands of dollars) $661 and $4,199 for the years ended December 31, 2000 and 1999, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

         All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options.

         The Amoco Performance Share Plan trust was terminated in March 2000 and all remaining assets, totaling approximately $57 million, were transferred into the Plan. On April 7, 2000, the BP America Capital Accumulation Plan ("CAP Plan") was merged into the Plan. Net assets of $2,104 million were transferred from the CAP Plan. Effective with the merger of the plans, assets of certain participants in the Plan were transferred to other Company sponsored savings plans.

         Employees joining the Company as the result of an asset acquisition from Maxus Energy Corporation had the option to keep their account balance in the Maxus 401(k) plan or transfer their account balance to the Plan. Assets totaling $5.5 million were transferred to the Plan.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust's

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts. Money market investments and loans to participants are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

New Accounting Standard. The Master Trust is required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001. SFAS 133 requires the recognition of gains and losses associated with derivative instruments as a change in net assets in the period of change. The adoption of SFAS 133 is not expected to have a material impact on the financial statements of the Plan or the Master Trust.


3.   INVESTMENTS
     -----------

         The fair value of individual investments that represent 5% or more of the Plan's assets as of December 31, 1999 are as follows:

                                       .                      December 31, 1999
                                                              -----------------
                                                          (thousands of dollars)

  BP Amoco p.l.c. American Depositary Shares                         $3,136,660
  U.S. Cash Management Fund for
    Directed Trusts                                                  $  867,420
  Brinson Money Market                                               $  924,758


4.   PARTICIPANT LOANS
     -----------------

         Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


5.   INCOME TAX STATUS
     -----------------

         The Internal Revenue Service ruled April 17, 2000, that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Trustee and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.


6.  MASTER TRUST
    ------------

         Effective as of the close of business on April 6, 2000, the assets held in the BP America Master Trust and the net assets of the BP Amoco Employee Savings Plan were transferred into the Master Trust.

         The net assets of the Atlantic Richfield Capital Accumulation Plan, Vastar Resources, Inc. Capital Accumulation Plan and CH-Twenty Capital Accumulation Plan were transferred into the Master Trust effective as of the close of business on July 20, 2000.

         The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


6.  MASTER TRUST (continued)
    ------------------------

         As of December 31, 2000, the Plan's percentage interest in the Master Trust was 78.08%. The net assets of the Master Trust as of December 31, 2000 and changes in net assets of the Master Trust for the period from April 7 to December 31, 2000 are as follows:


                             STATEMENT OF NET ASSETS

                             (thousands of dollars)

                                                              December 31, 2000
                                                              -----------------
Investments
    BP Amoco p.l.c. American Depositary
          Shares ("BP Amoco ADSs")                               $    3,641,986
    Registered investment companies                                   1,537,818
    Common collective trust funds                                     1,440,725
    Money market investments                                            975,241
    Synthetic guaranteed investment contracts                           636,041
    Guaranteed investment contracts                                     108,875
    Government-backed obligations                                         5,037
    Loans to participants                                               134,779
    Other                                                                 2,941
                                                                 --------------

       Total investments                                              8,483,443

Dividends and interest receivable                                         5,424
Contributions receivable                                                    190
                                                                 --------------

       Total assets                                                   8,489,057

Operating payables                                                       (1,137)
                                                                 --------------

       Net assets                                                $    8,487,920
                                                                 ==============

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


6.   MASTER TRUST (continued)
     -----------------------


                       STATEMENT OF CHANGES IN NET ASSETS
                FOR THE PERIOD FROM APRIL 7 TO DECEMBER 31, 2000
                             (thousands of dollars)

Additions of assets attributed to:
   Participant contributions                                        $   112,097
   Rollover contributions                                                90,042
   Employer contributions                                                79,989
   Net realized and unrealized appreciation(depreciation)
      in fair value of investments:
         BP Amoco ADSs                                                 (201,566)
         Vastar common stock                                                365
         Registered investment companies                               (337,024)
         Common collective trust funds                                 (127,494)
   Transfer of assets from BP sponsored Plans                         9,381,997
   Transfer of assets from Maxus Energy Corp.
      sponsored savings plan                                              5,493
   Interest and dividends                                               174,036
                                                                    -----------

          Total additions                                             9,177,935
                                                                    -----------

Deductions of assets attributed to:
   Distributions to participants                                       (676,015)
   Transfer of assets of ProCare Automotive Service
      Centers employees to Sullivan Acquisition, LLC
      sponsored savings plan                                               (749)
   Transfer of assets to the Thrift Plan of Phillips
      Petroleum Company                                                 (11,625)
   Transfer of assets to MCI WorldCom sponsored
      savings plan                                                         (349)
   Administrative expenses                                               (1,277)
                                                                    -----------

          Total deductions                                             (690,015)
                                                                    -----------

Net increase in assets during the period                              8,487,920

Net assets

   Beginning of period                                                        -
                                                                    -----------

   End of period                                                    $ 8,487,920
                                                                    ===========

                                                                  EIN 36-1812780
                                                                    Plan No. 001

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)

                                   ----------

            Schedule G, Part III - Schedule of Nonexempt Transactions

                      For the year ended December 31, 2000



                                                   Description of Transactions,
                                                     Including Maturity Date,
                        Relationship to Plan           Rate of Interest,
  Identity of             Employer or Other           Collateral, Par, or
Party Involved            Party in Interest            Maturity Value
--------------------------------------------------------------------------------
BP Corporation            Employer/Sponsor          Participant contributions
North America Inc.                                  of $330,880 for the Plan
(formerly BP Amoco                                  year were deposited from
Corporation)                                        5 to 20 days past the
                                                    prescribed time frame.

                            BP EMPLOYEE SAVINGS PLAN
                    (formerly BP Amoco Employee Savings Plan)







                                    Exhibits







Exhibit No.               Description
-----------               -----------

  23                      Consent of Independent Auditors